As filed with the Securities and Exchange Commission on August 12, 2003

                                                   Registration No. 333-
================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              -------------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              -------------------

                          WaveRider Communications Inc.
             (Exact name of registrant as specified in its charter)

              Nevada                                          33-30264030
   (State or other jurisdiction                            (I.R.S. employer
 of incorporation or organization)                      identification number)


                          255 Consumers Road, Suite 500
                         Toronto, Ontario Canada M2J 1R4
                                 (416) 502-3200

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------
                              T. SCOTT WORTHINGTON
                   Vice President and Chief Financial Officer
                          WaveRider Communications Inc.
                          255 Consumers Road, Suite 500
                         Toronto, Ontario Canada M2J 1R4
            Phone No.: (416) 502-3200 / Facsimile No.: (416) 502-2968
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------
                                   Copies to:
                             DAVID A. BROADWIN, ESQ.
                                 Foley Hoag LLP
                              155 Seaport Boulevard
                           Boston, Massachusetts 02210
                 (617) 832-1000 / Facsimile No.: (617) 832-7000
                              -------------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
      If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                              -------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                 Proposed          Proposed
                                                                 Maximum            Maximum          Amount of
     Title of Each Class of Securities       Amount to be     Offering Price       Aggregate        Registration
             to be Registered               Registered (1)     Per Share(2)    Offering Price(2)       Fee(2)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  8,749,999 (3)      $0.25             $2,187,500        $176.97
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  3,000,000 (4)      $0.25             $750,000          $ 60.68
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  5,558,128 (5)      $0.25             $1,389,532        $112.41
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...  1,528,662 (6)      $0.25             $382,166          $ 30.92
--------------------------------------------------------------------------------------------------------------------
                                                                                            Total   $380.98
====================================================================================================================

     1) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions pursuant to the terms of our convertible debentures, Series Q common stock purchase warrants and Series R common stock purchase warrants.
     2) Estimated based on average of the bid and asked prices of our common stock as reported over-the-counter on the OTC Electronic Bulletin Board by the National Association of Securities Dealers, Inc. on August 8, 2003 pursuant to Rule 457(c) promulgated under the Securities Act.
     3) Represents shares of common stock issued to the former stockholders of Avendo Wireless Inc. pursuant to the Exchange Agreement between Avendo Wireless Inc., the former stockholders of Avendo Wireless Inc. and us dated June 27, 2003.
     4) Represents shares of common stock issuable upon exercise of Series Q common stock purchase warrants.
     5)  Represents   shares  of  common  stock  issuable  upon   conversion  of
     convertible debentures.
     6) Represents shares of common stock issuable upon exercise of Series R common stock purchase warrants.
================================================================================

                                   PROSPECTUS

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                          WaveRider Communications Inc.

                        18,836,789 Shares of Common Stock

       The selling stockholders are offering up to 18,836,789 shares of our common stock consisting of:

          o 5,558,128 shares of our common stock issuable upon conversion of our outstanding convertible debentures in an aggregate principal amount of $1,600,000 having an initial conversion price of $0.4318 per share that were sold in a private placement transaction completed July 14, 2003;

          o 1,528,662 shares of our common stock issuable upon exercise of our outstanding Series R common stock purchase warrants having an exercise price of $0.4121 per share that were sold in a private placement transaction completed July 14, 2003;

          o 8,749,999 shares of common stock issued pursuant to an Exchange Agreement with Avendo Wireless Inc. and its former stockholders dated June 27, 2003; and

          o 3,000,000 shares of our common stock issuable upon conversion of our outstanding Series Q common stock purchase warrants having an exercise price of $0.41 per share issued pursuant to an Exchange Agreement with Avendo Wireless Inc. dated June 27, 2003.

       The conversion price of any convertible debentures submitted for conversion is subject to adjustment if the average closing price per share of our common stock for the 20 consecutive trading days before a conversion date is below $0.5182 per share . In such a case, upon notice of conversion, we have the option of issuing shares of our common stock based on a conversion price equal to 95% of the average of the lowest three closing prices during such 20 day period or paying cash equal to 120% of the principal amount being converted.

       If the Series Q common stock purchase warrants are exercised in their entirety, we will receive proceeds of $1,230,000, and if the Series R common stock purchase warrants are exercised in their entirety, we will receive proceeds of $419,974. Otherwise, we will not receive any proceeds from the sale of our common stock by the selling stockholders.

       Our common stock is traded over-the-counter on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "WAVC.OB."

       A copy of our annual report on Form 10-K for the year ended December 31, 2002, a copy of our quarterly report on Form 10-QSB for the quarter ended June 30, 2003, and a copy of our quarterly report on Form 10-QSB/A for the quarter ended June 30, 2003 accompany this prospectus.

       The mailing address, the telephone and facsimile numbers of our executive offices is:

                           WaveRider Communications Inc.
                           255 Consumers Road, Suite 500
                           Toronto, Ontario, Canada M2J 1R4
                           Telephone No.: (416) 502-3200
                           Facsimile No.: (416) 502-2968

       Investing in our common stock involves a high degree of risk. Please consider carefully the Risk Factors beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August __, 2003.

       You should rely only on the information contained in this document, incorporated by reference herein or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

                                TABLE OF CONTENTS

                                                                            Page

FORWARD-LOOKING STATEMENTS....................................................3
SUMMARY ......................................................................4
RISK FACTORS..................................................................4
AVAILABLE INFORMATION.........................................................7
INCORPORATION BY REFERENCE....................................................7
USE OF PROCEEDS...............................................................8
SELLING SECURITY HOLDERS......................................................8
PLAN OF DISTRIBUTION.........................................................10
DESCRIPTION OF SECURITIES TO BE REGISTERED...................................11
LEGAL MATTERS................................................................14
EXPERTS......................................................................14
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
    FOR SECURITIES ACT LIABILITIES...........................................14
FINANCIAL STATEMENTS.........................................................14
       (1) Audited financial statements of Avendo for the years ended December 31, 2002 and 2001 (Canadian dollars)
       (2) Unaudited financial statements of Avendo for the six months ended June 30, 2003 and 2002 (Canadian dollars)
       (3)    Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2003
       (4) Pro Forma Condensed Consolidated Statement of Loss for the six months ended June 30, 2003
       (5) Pro Forma Condensed Consolidated Statement of Loss for the year ended December 31, 2002
PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS.............................16
SIGNATURES...................................................................20


                           FORWARD-LOOKING STATEMENTS

       Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

                                     SUMMARY

       The selling stockholders are offering up to 18,836,789 shares of our common stock consisting of:

          o 5,558,128 shares of our common stock issuable upon conversion of our outstanding convertible debentures in an aggregate principal amount of $1,600,000 having an exercise price of $0.4318 per share that were sold in a private placement transaction completed July 14, 2003;

          o 1,528,662 shares of our common stock issuable upon exercise of our outstanding Series R common stock purchase warrants having an exercise price of $0.4121 per share that were sold in a private placement transaction completed July 14, 2003;

          o 8,749,999 shares of common stock issued pursuant to an Exchange Agreement with Avendo Wireless Inc. and its former stockholders dated June 27, 2003, whereby we issued these shares of common stock in exchange for all outstanding shares of common stock , preferred stock and debentures of Avendo; and

          o 3,000,000 shares of our common stock issuable upon conversion of our outstanding Series Q common stock purchase warrants having an exercise price of $0.41 per share issued pursuant to an Exchange Agreement with Avendo Wireless Inc. dated June 27, 2003.

       The conversion price of any convertible debentures submitted for conversion is subject to adjustment if the average closing price per share of our common stock for the 20 consecutive trading days before a conversion date is below $0.5182 per share. In such a case, upon notice of conversion, we have the option of issuing shares of our common stock based on a conversion price equal to 95% of the average of the lowest three closing prices during such 20 day period or paying cash equal to 120% of the principal amount being converted.

                                  RISK FACTORS

       An investment in us involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of their entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

We have a history of losses, and our future profitability is uncertain.

       We are subject to the uncertainties and risks associated with any new business. We have experienced significant operating losses every year since incorporation. We incurred a net loss of $377,265 for the six months ended June 30, 2003 (2002 - $4,347,452) and reported an accumulated deficit at that date of $83,578,257 (December 31, 2002 - $83,200,992).

       There can be no assurance that we will ever generate an overall profit from our products or that we will ever reach profitability on a sustained basis.

Our sales have been adversely affected by recent events and may be adversely affected by future events.

       We are subject to general economic and political risks to a similar extent as other companies who export products all over the world. We believe our sales have been, and may continue to be, adversely affected by recent events in Iraq and by the business slowdown in the United States, our principal market, and could be adversely affected by other events that may occur in the future. We have no way of knowing how long these effects will persist or how severe they may be.

Competition in the data communication industry is intense, and there is uncertainty that, given our new technology and limited resources, that we will be able to succeed.

       Although our products are based on a wireless technology, we compete not only against companies that base their products on wireless technology, but also against companies that base their products on hard-wired technology (wire or fiber optic cable). There can be no assurance that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition. Competition is based on the design and quality of the products, product performance, price and service, with the relative importance of such factors varying among products and markets. Competition in the various markets we serve comes from companies of various sizes many of which are larger and have greater financial and other resources than we do and, thus, can withstand adverse economic or market conditions better than we can.

       Our future operating results are subject to a number of risks, including our ability or inability to implement our strategic plan, to attract qualified personnel and to raise sufficient financing as required. Inability of our management to guide growth effectively, including implementing appropriate systems, procedures and controls, could have a material adverse effect on our business, financial condition and operating results.

The data communication industry is in a state of rapid technological change, and we may not be able to keep up.

       We may be unable to keep up with technological advances in the data communications industry. As a result, our products may become obsolete or unattractive. The data communications industry is characterized by rapid technological change. In addition to frequent improvements of existing technology, there is frequent introduction of new technologies leading to more complex and powerful products. Keeping up with these changes requires significant management, technological and financial resources. As a small company, we do not have the management, technological and financial resources that larger companies in our industry may have. There can be no assurance that we will be able or successful in enhancing our existing products, or in developing, manufacturing and marketing new products. An inability to do so would adversely affect our business, financial condition and results of operations.

We have limited intellectual property protection, and there is risk that our competitors will be able to appropriate our technology.

       Our ability to compete depends to a significant extent on our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others. We regard our technology as proprietary. We have no issued patents, nor do we have any registered copyrights with respect to our intellectual property rights. We rely on employee and third party non-disclosure agreements and on the legal principles restricting the unauthorized disclosure and use of trade secrets. Despite our precautions, it might be possible for a third party to copy or otherwise obtain our technology, and use it without authorization. Although we intend to defend our intellectual property, we cannot assure you that the steps we have taken or that we may take in the future will be sufficient to prevent misappropriation or unauthorized use of our technology. In addition, there can be no assurance that foreign intellectual property laws will protect our intellectual property rights. There is no assurance that patent application or copyright registration that have been or may be filed will be granted, or that any issued patent or copyrights will not be challenged, invalidated or circumvented. There is no assurance that the rights granted under patents that may be issued or copyrights that may be registered will provide sufficient protection to our intellectual property rights. Moreover, we cannot assure you that our competitors will not independently develop technologies similar, or even superior, to our technology.

Use of our products is subordinated to other uses, and there is risk that our customers may have to limit or discontinue the use of our products.

       License-free operation of our products in certain radio frequency bands is subordinated to certain licensed and unlicensed uses of these bands. This subordination means that our products must not cause harmful interference to other equipment operating in the band, and must accept potential interference from any of such other equipment. If our equipment is unable to operate without any such harmful interference, or is unable to accept interference caused by others, our customers could be required to cease operations in some or all of these bands in the locations affected by the harmful interference. As well, in the event these bands become unacceptably crowded, and no additional frequencies are allocated to unlicensed use, our business could be adversely affected.

       Currently, our products are designed to operate in frequency bands for which licenses are not required in the United States, Canada and other countries that we view as our potential market. Extensive regulation of the data communications industry by U.S. or foreign governments and, in particular, imposing license requirements in the frequency bands of our products could materially and adversely affect us through the effect on our customers and potential customers. Continued license-free operation will depend upon the continuation of existing U.S., Canadian and such other countries' government policies and, while no planned policy changes have been announced or are expected, this cannot be assured.

We may be subject to product liability claims and we lack product liability insurance.

       We face an inherent risk of exposure to product liability claims in the event that the products designed and sold by us contain errors, "bugs" or defects. There can be no assurance that we will avoid significant product liability exposure. We do not currently have product liability insurance and there can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all. Further, there can be no assurance that such insurance, if obtained, would be adequate to cover potential product liability claims, or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect our business, financial condition and results of operations.

We depend upon third party manufacturers and there is risk that, if these suppliers become unavailable for any reason, we may for an unknown period of time have no product to sell.

       We depend upon a limited number of third party manufacturers to make our products. If our suppliers are not able to manufacture for us for any reason, we would, for an unknown period of time, have difficulty finding alternate sources of supply. Inability to obtain manufacturing capacity would have a material adverse effect on our business, financial condition and results of operations.

We may suffer dilution if we issue substantial shares of our common stock:

o upon conversion of shares of the Series D 5% convertible preferred stock; o upon conversion of convertible debentures; and o upon exercise of the outstanding warrants and options.

       We are obligated to issue a substantial number of shares of common stock upon the conversion of our Series D 5% convertible preferred stock, convertible debentures and exercise of our outstanding warrants and options. The price, which we may receive for the shares of common stock, that are issuable upon conversion or exercise of such securities, may be less than the market price of the common stock at the time of such conversions or exercise. Should a significant number of these securities be exercised or converted, the resulting increase in the amount of the common stock in the public market could have a substantial dilutive effect on our outstanding common stock.

       The conversion and exercise of all of the aforementioned securities or the issuance of new shares of common stock may also adversely affect the terms under which we could obtain additional equity capital.

Our common stock is subject to the penny stock rules which means our market liquidity could be adversely affected.

       The SEC's regulations define a "penny stock" to be an equity security that has a market price less than $5.00 per share, subject to certain exceptions. These rules impose additional sales practice requirements on broker dealers that sell low-priced securities to persons other than established customers and institutional accredited investors; and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline.

No dividends anticipated.

       We intend to retain any future earnings to fund the operation and expansion of our business. We do not anticipate paying cash dividends on our shares in the foreseeable future.

                              AVAILABLE INFORMATION

       We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

       This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

          o read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

          o obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                           INCORPORATION BY REFERENCE

       The Securities and Exchange Commission allows us to incorporate be reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus:

          o Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

          o Our quarterly report on Form 10-QSB/A for the quarter ended June 30, 2003;

          o Our quarterly report on Form 10-QSB for the quarter ended June 30, 2003;

          o Our quarterly report on Form 10-QSB for the quarter ended March 31, 2003;

          o Our current report on Form 8-K/A filed with the Securities and Exchange Commission on August 11, 2003;

          o Our current report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2003; and

          o Our current report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2003.

       Upon a written or oral request, we will provide to you a copy of any or all of such documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to T. Scott Worthington, Vice President and Chief Financial Officer, WaveRider Communications Inc., 255 Consumers Road, Suite 500, Toronto, Ontario, Canada M2J 1R4, Facsimile No. (416) 502-2968 and Telephone No. (416) 502-3200.

                                 USE OF PROCEEDS

       We received net proceeds of approximately $1,420,000 from the sale of convertible debentures in the aggregate principal amount of $1,600,000. Included in the transaction costs were an allowance for legal fees of $10,000 and administrative fees of $45,120 paid to GreenLight (Switzerland) SA. The net proceeds of this offering will be used for general working capital purposes.

       The shares of common stock offered by this prospectus are being offered by the selling stockholders. We will not receive any additional proceeds from the sale of shares by the selling stockholders except that we may receive proceeds of up to $1,230,000 if the Series Q common stock purchase warrants are exercised in their entirety, and we may receive proceeds of up to $419,974 if the Series R common stock purchase warrants are exercised in their entirety. For information about the selling stockholders, see "Selling Stockholders."

       The costs associated with this offering, other than the transaction costs, are approximately $36,000.

                            SELLING SECURITY HOLDERS

       Palisades Master Fund L.P. and Crescent International Ltd., each a selling stockholder, may acquire the shares of our common stock being registered for resale by Palisades Master Fund L.P. and Crescent International Ltd, respectively, by the registration statement, of which this prospectus is a part:

              o upon conversion of outstanding convertible debentures in the aggregate principal amount of $1,600,000 that were sold in a private placement transaction completed July 14, 2003; and

              o upon exercise of outstanding Series R common stock purchase warrants having an exercise price of $0.4121 per share to purchase 1,019,108 shares of our common stock in connection with the private placement transaction completed on July 14, 2003.

       We are required to register for resale 150% of the securities issuable upon conversion of the convertible debentures and exercise of the Series R common stock purchase warrants. We will be required to amend this registration statement, of which this prospectus is a part, at any time if the remaining number of shares of common stock issuable upon conversion of the convertible debentures and exercise of the Series R common stock purchase warrants exceeds 85% of the number of common stock registered by this registration statement, of which this prospectus is a part.

       On February 12, 2003, Crescent International Limited, DMI Trust and GreenLight (Switzerland) S.A. filed Amendment no. 2 to its Form 13G disclosing that its principal investment manager, GreenLight (Switzerland) S.A., has voting and investment control over our securities held by Crescent International and DMI Trust owns 100% of the capital stock of Crescent International Limited. Each of GreenLight (Switzerland) S.A. and DMI Trust may be deemed to be the beneficial owners of our common stock held by Crescent International.

       Palisades Master Fund has informed us that its investment advisor, PEF Advisors, LLC, has voting and investment control over our securities held by Palisades Master Fund.

       The former stockholders of Avendo Wireless Inc., each a selling stockholder, acquired the shares of our common stock being registered for resale, by the registration statement, of which this prospectus is a part pursuant to an Exchange Agreement between Avendo Wireless Inc., its former stockholders, and us dated June 27, 2003, whereby we issued 8,749,999 shares of our common stock to the stockholders of Avendo Wireless Inc. in exchange for all of the outstanding shares of common stock, preferred stock and debentures of Avendo Wireless Inc. Furthermore, we issued these stockholders Series Q common stock purchase warrants to purchase an aggregate of 3,000,000 shares of our common stock at $0.41 per share.

       We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholders described above in order to permit the selling stockholders to sell these shares from time to time in the public market or in privately-negotiated transactions.

       We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

       Based on the information supplied to us by each selling stockholder, the following table sets forth certain information regarding the approximate number of shares owned by each selling stockholder as of July 31, 2003, and as adjusted to reflect the sale by the selling stockholders of the shares of common stock offered by this prospectus.

                              Selling Stockholders

                                           Shares Beneficially Owned      Number of      Shares Beneficially Owned
                                             Prior to Offering (1)         Shares           After Offering(1)(2)
                                          ---------------------------------------------  ---------------------------
Name                                          Number       Percent(3)      Offered           Number       Percent(3)
----                                      -------------   -----------   ---------------  ------------     ----------
Crescent International, Ltd. (4)           12,854,001 (5)    8.9%          3,248,112 (6)    9,605,889        6.8%
Palisades Master Fund (7)                   2,741,214        1.96%         1,476,414 (8)    1,264,800        *
Herman Chang                                  358,584 (9)    *               358,584 (9)            0        0
Jean Chang                                    179,292 (10)   *               179,292 (10)           0        0
The Chang Family (2001) Trust                 179,292 (11)   *               179,292 (11)           0        0
Alex Oprea                                    466,160 (12)   *               466,160 (12)           0        0
Maria Oprea                                   179,292 (13)   *               179,292 (13)           0        0
Wanda Oprea                                    71,716 (14)   *                71,716 (14)           0        0
Primaxis Technology Ventures Inc.           3,711,827 (15)   2.18%         3,711,827 (15)           0        0
Business Development Bank of Canda          2,690,452 (16)   1.59%         2,690,452 (16)           0        0
Venture Coaches Fund LP                     2,690,452 (17)   1.59%         2,690,452 (17)           0        0
Temple Ridge Capital Corporation            1,222,932 (18)   *             1,222,932 (18)           0        0

----------------------------
*      Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated, each person possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and convertible securities held by that person that are currently exercisable, or become exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information as to each person has been furnished by such person.
(2) Assumes that all shares of common stock offered in this prospectus will be sold.
(3) Based on approximately 138,707,863 shares of common stock issued and outstanding as of July 31, 2003, plus, for each person, such number of shares of common stock subject to options and convertible securities held by such person that are currently exercisable, or become exercisable within 60 days of the date of this table; provided that Crescent International is prohibited from converting or exercising any security until their beneficial ownership is below 4.99%.
(4) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, GreenLight (Switzerland) S.A. and DMI Trust may be deemed to be beneficial owners of the shares of our common stock held by Crescent International.
(5) Includes 1,948,696 shares of common stock issuable upon conversion of shares of Series D 5% convertible non-voting preferred stock and common stock purchase warrants to purchase 877,193 shares of our common stock that are exercisable within 60 days of July 31, 2003.
(6) The shares of our common stock being offered on behalf of Crescent International consist of 2,547,475 shares of our common stock upon conversion of the convertible debentures and 700,637 shares of our common stock upon exercise of the Series R common stock purchase warrants that are convertible and exercisable within 60 days of July 31, 2003.
(7) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, PEF Advisors, LLC may be deemed to be beneficial owners of the shares of our common stock held by Palisades Master Fund.
(8) The shares of our common stock being offered on behalf of Palisades Master Fund consist of 1,157,943 shares of our common stock upon conversion of the convertible debentures and 318,471 shares of our common stock upon exercise of the Series R common stock purchase warrants that are convertible and exercisable within 60 days of July 31, 2003.

(9) Includes 291,262 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(10) Includes 145,631 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(11) Includes 145,631 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(12) Includes 378,641 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(13) Includes 145,631 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(14) Includes 58,252 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(15) Includes 677,808 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(16) Includes 471,429 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(17) Includes 471,429 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.
(18) Includes 214,286 shares of common stock issuable upon exercise of a Series Q common stock purchase warrant that is exercisable within 60 days of July 31, 2003.

       The selling stockholders and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named above.

Maximum Number of Shares Issuable to Crescent International and Palisades

       The maximum number of shares of our common stock we may issue to Crescent International or Palisades Masters Fund, respectively, pursuant to our agreements with them is dependant in part on the market price for our common stock. Under the terms of our securities purchase agreement with Crescent International and Palisades Master Fund, the number of shares to be obtained by each of Crescent International and Palisades Master Fund, respectively, upon exercise of warrants or conversion of the debentures cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by each of them, would result in Crescent International or Palisades Masters Fund, respectively, owning more than 4.99% of our outstanding common stock at any given point in time.

Prior Relationships Between Selling Stockholders and Us

       We are not aware of any material relationship between us and any of the selling stockholders within the past three years other than as a result of the ownership of the stockholders' shares, and in particular, Crescent International Ltd. purchased shares of our Series D convertible preferred stock in June 2001. We paid GreenLight (Switzerland) S.A. an arrangement fee in connection with this transaction and the sale of Series D convertible preferred stock to Crescent International Ltd. in June 2001.

                              PLAN OF DISTRIBUTION

       The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

       o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

       o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

       o an exchange distribution in accordance with the rules of the applicable exchange;

       o      privately negotiated transactions;

       o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

       o      a combination of any such methods of sale; and

       o      any other method permitted pursuant to applicable law.

       The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

       The selling stockholder may from time to time pledge or grant a security interest in some or all of the convertible debentures or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

       The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

       The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

       We are required to pay all fees and expenses incurred by us incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

                            DESCRIPTION OF SECURITIES

       Under our Articles of Incorporation, our authorized capital stock consists of 400,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

       As of July 31, 2003, 138,707,863 shares of our common stock were issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully-paid and non-assessable. Please refer to the description of our common stock contained in the registration statement on Form 8-A filed with the SEC on March 18, 1995, including any amendments or reports filed for the purpose of updating that section which is incorporated by reference into this prospectus.

Convertible Debentures

       We issued convertible debentures in the aggregate principal amount of $1,600,000. The conversion price of the debentures is $0.4318 per share. However, the initial conversion price of the convertible debentures is subject to adjustment if the average closing price per share of our common stock for the 20 consecutive trading days before a conversion date is below $0.5182 per share. In such a case, upon notice of conversion, we have the option of issuing shares of our common stock based on a conversion price equal to 95% of the average of the lowest three closing prices during such 20 day period or paying cash equal to 120% of the principal amount being converted. If we choose to pay cash, the conversion price of the convertible debentures will not be adjusted.

       We have the right, at our discretion, to redeem the entire principal amount of the debenture outstanding at a cash price equal to 120% of the principal amount outstanding. We may only exercise this redemption right if:

       o we have provided 10 days prior written notice to the holders of the outstanding convertible debentures;

       o the closing bid price of our common stock has been greater than $0.8636 per share for the 20 trading days before we give notice to exercise this right;

       o      we have honored all conversions;

       o there is an effective registration statement pursuant to which the holders of the convertible debentures and Series Q common stock purchase warrants are able to resell their shares of common stock issuable upon conversion and exercise;

       o our common stock is listed on the OTC Bulletin Board or another trading exchange or market;

       o all liquidated damages and other amounts owing in respect of the debentures have been paid or will be paid in cash;

       o we have a sufficient number of authorized but unissued shares of our common stock to issue upon conversion of the convertible debentures and exercise of the Series R common stock purchase warrants; and

       o      we are not in default under the convertible debentures.

Series Q Common Stock Purchase Warrants

       We issued Series Q common stock purchase warrants to the stockholders of Avendo Wireless Inc. pursuant to the Exchange Agreement between Avendo Wireless Inc., its former stockholders and us dated June 27, 2003. Each warrant provides that the holder will be entitled to purchase one share of our common stock at an exercise price of $0.41 per share, subject to adjustment in the event of specified changes in our capitalization. The warrants are exercisable for a period of five (5) years.

       The warrants contain provisions that protect holders against dilution by adjustment of the exercise price in certain events such as stock dividends and distributions, stock splits, recapitalizations, mergers, and consolidations. We will not be required to issue fractional shares upon the exercise of any warrant. The holder of a warrant will not possess any rights as a stockholder until the holder exercises the warrant.

Series R Common Stock Purchase Warrants

       We issued Series R common stock purchase warrants to purchase an aggregate of 1,019,108 shares of common stock with an exercise price of $0.4121 per share to Crescent International Ltd. and Palisades Master Fund. The warrants are exercisable for a period of five (5) years.

       The warrants contain provisions that protect holders against dilution by adjustment of the exercise price in certain events such as stock dividends and distributions, stock splits, recapitalizations, mergers, consolidations, and issuances of common stock below $0.4121 per share. We will not be required to issue fractional shares upon the exercise of any warrant. The holder of a warrant will not possess any rights as a stockholder until the holder exercises the warrant.

Anti-takeover effect of Nevada law

       As a Nevada corporation, we are subject to the General Corporation Law of the State of Nevada, including Section 78.438. In general, Section 78.438 restricts the ability of a public Nevada corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder.

       An interested stockholder includes any person who is the beneficial owner, directly or indirectly, of at least 10% of the voting power of the outstanding voting shares or is an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of at least 10% of the voting power of the then outstanding shares. An interested stockholder may engage in a combination with the corporation if the board of directors approves the combination or the purchase of shares made by the interested stockholder on or before the date the interested stockholder acquired the shares.

       Since our articles of incorporation do not contain a provision expressly electing not to be governed by Section 78.438, it applies to us. As a result, potential acquirors may be discouraged from attempting to acquire us. This may have the effect of depriving our stockholders of acquisition opportunities to sell or otherwise dispose of our stock at above-market prices typical of such acquisitions.

       We are also subject to Sections 78.378 and 78.379 of the Nevada General Corporation Law . Generally, these sections prohibit any acquisition of a controlling interest in an issuing corporation unless the acquiror obtains the approval of the issuing corporation's stockholders. This statute only applies to a Nevada corporation with at least 200 stockholders of record, at least 100 of whom are Nevada residents, and does business directly or indirectly in Nevada. Currently, we do not believe that we do business in Nevada within the meaning of this statute; however, as the market for our product expands, we may do business in Nevada.

       A "controlling interest" is an interest that enables the acquiring person, directly or indirectly and individually or in association with others, to exercise: at least one-fifth but less than one-third, or at least one-third but less than a majority, or a majority or more, of all the voting power of the corporation in the election of directors. Once the acquiror crosses one of these thresholds, the shares acquired during the 90 days preceding this date are "control shares" which are deprived of the right to vote until a majority of the voting power of the corporation restore the right.

       A special stockholders' meeting may be called at the request of an acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees in writing to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or by-laws, call certain of the acquiror's shares for redemption.

       Our articles of incorporation and by-laws do not currently permit us to call an acquiror's shares for redemption under these circumstances. This statute also provides that, if the stockholders restore full voting rights to a holder of control shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the control shares may demand payment of the "fair value" of their shares, which is a value not less than the highest price per share paid by the acquiring person in an acquisition.

       The provisions described above, together with the ability of the board of directors to issue preferred stock may have the effect of delaying or deterring a change in control of our company or a change in our management.

                                  LEGAL MATTERS

       Foley Hoag LLP of 155 Seaport Boulevard, Boston, Massachusetts 02210 has advised us about the legality and validity of the shares. We know of no members of Foley Hoag who are beneficial owners of our common stock or preferred stock.

                                     EXPERTS

       Wolf & Company, P.C., independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Wolf & Company's report , given on its authority as experts in accounting and auditing.

       The financial statements for the years ended December 31, 2001 and 2000 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

       The financial statements as of and for the year ended December 31, 2002, as of December 31, 2001 and for the period from February 28, 2001 to December 31, 2001, and the period from February 28, 2001 to December 31, 2002, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

       Our amended and restated Articles of Incorporation and By-Laws provide that we may indemnify our directors and officers, to the fullest extent permitted under Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

       A copy of our annual report on Form 10-K for the year ended December 31, 2002, a copy of our quarterly report on Form 10-QSB for the quarter ended June 30, 2003 and a copy of our quarterly report on Form 10-QSB/A for the quarter ended June 30, 2003 accompany this prospectus.

       On July 2, 2003, pursuant to an Exchange Agreement, we acquired Avendo Wireless Inc., an Ontario corporation. This transaction is described in our current report on Form 8-K, which was filed with the Securities and Exchange Commission on July 14, 2003. The following financial statements are included in this prospectus:

       (1) Audited financial statements of Avendo for the years ended December 31, 2002 and 2001 (Canadian dollars);

       (2) Unaudited financial statements of Avendo for the six months ended June 30, 2003 and 2002 (Canadian dollars);

       (3) Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2003;

       (4) Pro Forma Condensed Consolidated Statement of Loss for the six months ended June 30, 2003; and

       (5) Pro Forma Condensed Consolidated Statement of Loss for the year ended December 31, 2002.

Financial Statements of

AVENDO WIRELESS INC.

(A Development Stage Company)

December 31, 2002 and 2001

                          Independent Auditors' Report

To the Shareholders of
Avendo Wireless Inc.

(A Development Stage Company)

We have audited the balance sheets of Avendo Wireless Inc. (A Development Stage Company) as at December 31, 2002 and 2001, and the statements of operations and of cash flows for the year ended December 31, 2002, the period from February 28, 2001 to December 31, 2001 and the period from February 28, 2001 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002, the period from February 28, 2001 to December 31, 2001 and the period from February 28, 2001 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"

Chartered Accountants

Toronto, Ontario
March 9, 2003

Comments by Auditors

on Canada-United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors dated March 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Deloitte & Touche LLP"

Chartered Accountants

Toronto, Ontario
March 9, 2003

                              AVENDO WIRELESS INC.

                          (A Development Stage Company)

                                Table of Contents

December 31, 2002 and 2001
--------------------------------------------------------------------------------


Page

Balance Sheets                                                               1


Statements of Operations                                                     2


Statements of Cash Flows                                                     3


Notes to the Financial Statements                                         4-14

AVENDO WIRELESS INC.
(A Development Stage Company)
Balance Sheets
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                                          2002                2001
                                                                               ----------------     ---------------
                                                                                                       (restated -
                                                                                                           Note 11)
ASSETS

CURRENT
     Cash and short-term investments                                                 $ 322,346         $ 1,425,367
     GST receivable                                                                     40,971              35,943
     Prepaid expenses and deposits                                                      26,092              27,274
     Investment tax credits receivable                                                 885,511             348,000
-------------------------------------------------------------------------------------------------------------------
                                                                                     1,274,920           1,836,584

CAPITAL ASSETS (Note 3)                                                                 34,397              52,691
-------------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,309,317         $ 1,889,275
===================================================================================================================

LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                                        $ 140,252           $ 242,266
     Promissory note payable (Note 4)                                                  252,413                   -
-------------------------------------------------------------------------------------------------------------------
                                                                                       392,665             242,266

PREFERRED SHARES (Note 5)                                                            3,606,476           2,566,145
-------------------------------------------------------------------------------------------------------------------
                                                                                     3,999,141           2,808,411
-------------------------------------------------------------------------------------------------------------------

CAPITAL DEFICIENCY

SHARE CAPITAL (Note 6)                                                                 783,747             586,649

DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE                                                          (3,473,571)         (1,505,785)
-------------------------------------------------------------------------------------------------------------------
                                                                                    (2,689,824)           (919,136)
-------------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,309,317         $ 1,889,275
===================================================================================================================

APPROVED BY THE BOARD


....................................................... Director


....................................................... Director

AVENDO WIRELESS INC.
(A Development Stage Company)
Statements of Operations
Year ended December 31, 2002, the period from February 28, 2001 to December 31, 2001 and the period from February 28, 2001 to December 31, 2002

--------------------------------------------------------------------------------

                                                                                                        Cumulative
                                                                                                              from
                                                                                                      inception on
                                                                                                      February 28,

                                                                     2002                2001                 2001
                                                        ------------------   -----------------    -----------------
                                                                                  (restated -          (restated -
                                                                                      Note 11)             Note 11)

REVENUES                                                     $          -         $         -         $          -
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
     Research and development                                   1,897,951           1,183,325            3,081,276
     Sales and marketing                                          264,098             333,774              597,872
     General and administration                                   413,160             248,550              661,710
     Depreciation                                                  24,540              15,718               40,258
     Engineering                                                  138,933              13,003              151,936
     Accretion to redemption value of
        preferred shares (Note 5)                                 187,429              73,763              261,192
     Application of research and
         development tax credits                                 (934,062)           (348,000)          (1,282,062)
-------------------------------------------------------------------------------------------------------------------
                                                                1,992,049           1,520,133            3,512,182
-------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                                 (1,992,049)         (1,520,133)          (3,512,182)

OTHER INCOME

     Interest                                                      24,263              14,348               38,611
-------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                      $ (1,967,786)       $ (1,505,785)        $ (3,473,571)
===================================================================================================================

AVENDO WIRELESS INC.
(A Development Stage Company)
Statements of Cash Flows
Year ended December 31, 2002, the period from February 28, 2001 to December 31, 2001 and the period from February 28, 2001 to December 31, 2002
--------------------------------------------------------------------------------

                                                                                                        Cumulative
                                                                                                              from
                                                                                                      inception on
                                                                                                      February 28,
                                                                      2002                2001                2001
                                                          -----------------    ----------------    ----------------
                                                                                   (restated -         (restated -
                                                                                       Note 11)            Note 11)
NET (OUTFLOW) INFLOW OF CASH
     RELATED TO THE FOLLOWING
     ACTIVITIES

OPERATING
     Net loss for the period                                  $ (1,967,786)       $ (1,505,785)       $ (3,473,571)
     Items not affecting cash
        Depreciation                                                24,540              15,718              40,258
        Accretion to redemption value of preferred
           shares                                                  187,429              73,763             261,192
-------------------------------------------------------------------------------------------------------------------
                                                                (1,755,817)         (1,416,304)         (3,172,121)

     Changes in non-cash working capital items
        GST receivable                                              (5,028)            (35,943)            (40,971)
        Prepaid expenses and deposits                                1,182             (27,274)            (26,092)
        Investment tax credits receivable                         (537,511)           (348,000)           (885,511)
        Accounts payable and accrued liabilities                  (102,014)            242,266             140,252
-------------------------------------------------------------------------------------------------------------------
                                                                (2,399,188)         (1,585,255)         (3,984,443)
-------------------------------------------------------------------------------------------------------------------

FINANCING
     Promissory note payable                                       252,413                   -             252,413
     Issuance of common shares                                           -                  31                  31
     Proceeds on issuance of preferred
        shares                                                   1,050,000           3,150,000           4,200,000
     Issuance costs for preferred shares                                 -             (71,000)            (71,000)
-------------------------------------------------------------------------------------------------------------------
                                                                 1,302,413           3,079,031           4,381,444
-------------------------------------------------------------------------------------------------------------------

INVESTING
     Purchase of capital assets                                     (6,246)            (68,409)            (74,655)
-------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND
      SHORT TERM INVESTMENTS                                    (1,103,021)          1,425,367             322,346

CASH AND SHORT TERM INVESTMENTS,
     BEGINNING OF PERIOD                                         1,425,367                   -                   -
-------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
     END OF PERIOD                                               $ 322,346          $1,425,367           $ 322,346
===================================================================================================================

1.     BASIS OF PRESENTATION

       Avendo Wireless Inc. (a development stage company) (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 28, 2001 as Spacetime Wireless Inc. By articles of amendment filed on December 11, 2001, Spacetime Wireless Inc. changed its name to Avendo Wireless Inc. The Company is focused on developing high bandwidth, fixed wireless communications products aimed at complementing fiber-optic networks. To date, the Company has not earned any revenues and is considered to be in the development stage.

       While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, successful completion of the Company's product development initiatives and ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, developing a customer base and successfully executing its business and marketing strategy.

2.     SIGNIFICANT ACCOUNTING POLICIES

       These financial statements were prepared in Canadian dollars using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. Significant accounting policies are outlined below:

       Cash and short-term investments

       The Company's short-term investments have an original maturity of less than three months and, accordingly, are considered to be cash equivalents. Short-term investments are recorded at cost plus accrued interest earned, which approximates current market value.

       Capital assets

       Capital assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

                           Computer hardware                     3 years

                           Computer hardware - R&D               3 years
                           Office equipment                      3 years
                           Office furniture                      3 years

       Stock based compensation plan

       The Company has a stock based compensation plan, which is described in
       Note 6 (c). No compensation expense is recognized for the plan when stock options are granted. Any consideration paid on the exercise of stock options is credited to share capital.

       Income taxes

       The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantively enacted income tax rates for the years in which the differences are expected to reverse.

       Investment tax credits

       Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of the related operating expenses or assets. The benefits are recognized when the Company has complied with the terms and conditions of the applicable tax legislation.

       Research and development costs

       Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period in which they are incurred, unless they meet specified criteria related to technical, financial and market feasibility in which case they would be capitalized.

       Foreign currency translation

       Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange and any gains or losses are taken into income in the current period.

       Use of estimates

       The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.     CAPITAL ASSETS

                                                  2002
                             ------------------------------------------------
                                              Accumulated         Net Book
                                Cost          Depreciation         Value
                             ------------   -----------------   -------------

Computer hardware                $46,966           $25,412           $21,554
Office equipment                  16,237             8,325             7,912
Office furniture                  11,452             6,521             4,931
-----------------------------------------------------------------------------
                                 $74,655           $40,258           $34,397
=============================================================================

                                                 2001
                            ------------------------------------------------
                                              Accumulated        Net Book
                                Cost         Depreciation         Value
                            -------------  ------------------  -------------

Computer hardware                $40,720          $10,113           $30,607
Office equipment                  16,237            2,902            13,335
Office furniture                  11,452            2,703             8,749
----------------------------------------------------------------------------
                                 $68,409          $15,718           $52,691
============================================================================

4.     PROMISSORY NOTES PAYABLE

       During 2002, the Company issued three promissory notes to Primaxis Technology Ventures Inc., one of its shareholders, for total consideration of $250,000. The promissory notes are unsecured and bear interest at a rate of 8% per annum, calculated daily and compounded annually. At December 31, 2002, interest of $2,413 was accrued on the promissory notes.

       On January 8, 2003, the Company made a partial payment of $126,000 on the promissory notes. On February 7, 2003, the Company repaid $127,667, representing the remaining balance on the promissory notes and accrued interest to that date.

5.     PREFERRED SHARES

       On February 13, 2001, the Company signed an agreement to issue 2,771,250 Series A preferred shares (the "shares") for $4.2 million in four tranches of $1,050,000 each. The first tranche was received on March 15, 2001 for $1.25 per share. The subsequent tranches were received 90, 180 and 270 days after the closing date for $1.40, $1.60 and $2.00 per share respectively. The fourth tranche was completed in 2002 (2001- three tranches for $3,150,000). These preferred shares pay cumulative dividends at a rate of 5% per annum and are convertible into common shares. The cumulative dividends, which represent a contingently liability to the Company and are not recorded in these financial statements, are paid only if the Company is sold or wound up. As at December 31, 2002, these dividends were valued at $270,842 (2001 - $73,356).

       The shares are convertible, at the option of the holder, at any time into common shares, at an initial conversion rate of 1:1. The conversion rate will be subject to adjustment pursuant to anti-dilution provisions. The shares automatically convert into common shares, at the then applicable conversion rate, immediately prior to the closing of an underwritten public offering of common shares at a public offering price per share that is not less than $6 in an offering of not less than $25 million (a "Qualified IPO"). If there has not been a Qualified IPO or sale of the Company prior to five years from the original agreement, the Company will redeem the Series A preferred shares, at the request of the holder, by paying, in cash, the liquidation amount on the shares over a two year period commencing 180 days after written notice has been received by the Company. Each holder of a Series A preferred share will have the right to that number of votes equal to the number of common shares that would be issued upon conversion of the Series A preferred shares.

       The convertible preferred shares have been segregated into their debt and equity components. The incremental financial liability component of the shares issued in the period of $852,902 (2001 - $2,492,382), representing the present value of the redemption amount is included in long-term liabilities and the remaining incremental component of $197,098 (2001- $657,618), representing the value ascribed to the holder's option to convert the preferred shares to common shares is classified as share capital. These components have been measured at their respective fair values at the date the convertible preferred shares were originally issued. The liability component will be accreted to the redemption value of $4.2 million on a straight-line basis over the redemption period. For the year ended December 31, 2002, $187,429 (2001 - $73,763) was accreted to the liability.

6.     SHARE CAPITAL

       (a)        Authorized

             Unlimited number of common shares
             Unlimited number of preferred shares issuable in one or more series

       (b) Issued and outstanding

                                                                           2002               2001
                                                                 ---------------     --------------

Issued
3,090,000 Common shares (2001 - 3,090,000)                                 $ 31               $ 31
2,771,250 Series A Preferred shares (2001-
2,246,250) (Note 5)                                                     783,716            586,618  (i)
-------------------------------------------------------------------------------------------------------
                                                                       $783,747           $586,649
=======================================================================================================

             (i) Net of issue costs of $71,000.

       (c) Employee stock options

             The Company has a fixed stock option plan under which options to purchase common shares of the Company are granted to Directors, Officers and Employees. Options granted generally vest over 3 years and expire 5 years from the date of grant. The Company is authorized to grant options for up to 19% of the issued and outstanding shares of all classes of the Company, fully diluted.

             On June 12, 2002, the Directors approved the re-pricing of granted options to $0.35 per share, representing the estimated fair market value of common shares. The change in option price was effective June 17, 2002. A summary of the status of the Company's stock option plan is presented below:

                                                                                   Weighted Average
                                                                 Shares             Exercise Price
                                                             ---------------     ----------------------

Granted                                                             427,500                $ 1.31
-------------------------------------------------------------------------------------------------------
Outstanding, December 31, 2001                                      427,500                $ 1.31

Granted                                                             833,000                $ 0.35
Forfeited                                                          (212,500)               $ 0.35
-------------------------------------------------------------------------------------------------------
Outstanding, December 31, 2002                                    1,048,000                $ 0.35
=======================================================================================================

Options exercisable, December 31, 2002                              181,667                $ 0.35
=======================================================================================================


       (d)   Stock compensation

             As permitted under section 3870 of the CICA Handbook, the Company did not adopt the provisions in respect of the fair value method of accounting for all employee stock-based compensation. As a result, a disclosure of pro-forma amounts to reflect the impact of all options granted subsequent to December 31, 2001 (including adjustments for any re-pricing of stock options effective subsequent to December 31, 2001) as if the Company had adopted the fair value method of accounting for all its employee stock based compensation plans is required. Accordingly, the Company's net loss per common share would have been increased to the pro-forma amounts as indicated below for the year ended December 31, 2002:

Net loss, as reported                                              $(1,967,786)
Impact of options granted subsequent to December 31, 2001              (17,033)
-------------------------------------------------------------------------------
Net loss, pro-forma                                                $(1,984,819)
-------------------------------------------------------------------------------



             The fair value of stock options used to compute the pro-forma net loss and loss per common share disclosure is estimated at grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

             Expected dividend                              -  %
             Expected volatility                            -  %
             Risk-free interest rate                        3.5%
             Expected option life in years                  5

             The weighted average fair value of stock options, calculated using the Black-Scholes option pricing model, granted during the year ended on December 31, 2002 was $0.056 per option.

             The Black-Scholes option-pricing model was developed for use in estimating the fair value of options that have no vesting restrictions. In addition, option-pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimates and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

7.     COMMITMENTS

       (a)   Lease payments

             The Company is committed to minimum annual lease payments under various operating lease agreements for its premises and equipment as follows:

                                2003        $53,277
                                ===================

       (b)   Collaboration agreement

             The Company has entered into collaboration agreements with two third parties to further advance technology specific to the achievement of the Company's business plan. Under the collaboration agreements, the Company is committed to pay the third parties $254,713 as certain mutually agreed upon milestones are met. To date, the Company has paid $185,740 (2001 - $45,600) and accrued the final payments of $68,973 at December 31, 2002.

8.     INCOME TAXES

       The Company has incurred research and development expenditures in excess of amounts claimed for income tax purposes of approximately $2,182,000 and $2,579,000 (2001 - $954,000 and $954,000) for federal and provincial income tax purposes respectively. These expenditures are available without expiry to reduce future years' taxable income. The benefit available with respect to these expenditures has not been recognized in the financial statements.

       The Company also has approximately $1,480,000 and $1,876,000 (2001 - $757,000 and $757,000) of federal and provincial non-capital tax losses, respectively, available for carry forward for deduction against future income and which expire in 2008 and 2009. The benefit available with respect to these losses has not been recognized in the financial statements.

       The Company's income tax expense varies from tax computated using statutory rates due to the following:

                                                                                                  Cumulative
                                                                                                        from
                                                                                                inception on
                                                                                                February 28,
                                                               2002                2001                 2001
                                                   -----------------   -----------------    -----------------
Loss before income taxes                                $ 1,967,786         $ 1,505,785          $ 3,473,571
Combined basic federal and
provincial rates                                             39.12%              39.50%               39.28%
-------------------------------------------------------------------------------------------------------------
Income tax benefit based on
statutory rate                                              769,798             594,785            1,364,419

Permanent differences                                          (392)                  -                 (392)

Unrecorded future income taxes                             (769,406)           (594,785)          (1,364,027)
-------------------------------------------------------------------------------------------------------------
Income tax expense                                       $        -         $         -          $         -
=============================================================================================================


       Deferred tax assets and (liabilities) at December 31, 2002 and 2001 are as follows:

                                                                                   2002                 2001
                                                                        ----------------     ----------------
Future tax assets - long-term
Undeducted research and development expenditures                            $   657,455            $ 287,496
Non-capital losses carryforward                                                 477,526              228,111
Unutilized investment tax credit carryforward                                    50,988               28,579
Other                                                                            12,831               17,108
-------------------------------------------------------------------------------------------------------------
                                                                              1,198,800              561,294
-------------------------------------------------------------------------------------------------------------

Future tax liabilities
Investment tax credit                                                          (159,964)             (93,099)
Other                                                                            (1,378)              (5,375)
-------------------------------------------------------------------------------------------------------------
                                                                               (161,342)             (98,474)
-------------------------------------------------------------------------------------------------------------

Valuation allowance                                                          (1,037,458)            (462,820)
-------------------------------------------------------------------------------------------------------------
Net future tax asset                                                        $         -            $       -
=============================================================================================================

9.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

       The carrying amount of financial instruments including cash and short-term investments, GST and investment tax credits receivable and accounts payable approximates fair value because of the limited term of these instruments. The carrying value of the preferred shares approximates fair value (see Note 5).

       The Company is exposed to the following risks related to financial assets and liabilities:

       Foreign exchange risk

       Certain of the Company's purchases are made in U.S. Dollars and therefore, the Company is exposed to market risks related to foreign currency exchange rate fluctuations. The Company does not use derivative financial instruments to manage exposure to exchange rate fluctuations.

10.    SUBSEQUENT EVENTS

       On February 5, 2003, the Company issued four convertible debentures to each of its preferred shareholders for total consideration of $700,000. On closing, the debenture holders advanced $350,001 and will advance the remaining balance in equal payments on March 14, 2003, April 15, 2003 and May 15, 2003. The debentures provide that additional advances may be made at the option of the debenture holders.

       The debentures are secured under a general security agreement between the parties and bear interest at a rate of 8% per annum, payable in common shares of the Company at a price of $0.35 per share, if the debentures are repaid by the maturity date.

       The maturity date of the debentures is the earlier of: (i) December 31, 2003; (ii) the sale of all or substantially all of the Company's assets; or (iii) the receipt of federal and provincial tax credits for the year ended December 31, 2002.

       The debentures are also convertible, at the option of the holder, into Series A preferred shares or any other series of preferred shares issued by the Company at the following conversion prices: (i) a 20% discount to the price payable for preferred shares in a transaction involving a change of control; (ii) a 20% discount to the price payable for a new issuance of preferred shares; or (iii) at a price of $1.2125 per share for Series A preferred shares if a change of control transaction or new issuance of preferred shares does not occur.

11.    CHANGE IN ACCOUNTING POLICY

       (a)   Preferred shares

             Effective January 1, 2002, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants regarding Financial Instruments whereby, the financial instrument is classified into its debt and equity component parts in accordance with the substance of the contractual arrangement. Previously, the Company recorded financial instruments based on the legal form of the instrument. The effect of the change in accounting policy was reflected retroactively and the results of comparative prior periods presented were restated accordingly. A summary of the significant effects of the restatement are as follows:

                                                                    December 31,          December 31,
                                                                            2001                  2001
                                                                -----------------     -----------------
                                                                  (As previously          (As restated)
                                                                        reported)
Balance Sheet
     Preferred shares                                                $         -           $ 2,566,145
     Share capital                                                   $ 3,079,031           $   586,649

Statement of Operations and Deficit
     Accretion to redemption value of preferred shares               $         -           $    73,763


       (b)   Stock compensation

             In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options, or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870, outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applies to awards granted on or after that date. As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all of its employee stock-based compensation and was not impacted by the requirements to determine the fair value of certain other stock-based transactions. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method of accounting provisions for employee stock-based compensation has been provided in Note 6.

12.    UNITED STATES ACCOUNTING PRINCIPLES

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the Company with those in the United States ("US GAAP") during the periods presented except with respect to the following:

       a) Under Canadian GAAP, the Company segregated the preferred shares into their respective debt and equity components, and recorded accretion charges on the debt portion against net income as described in Note 5. Under US GAAP, the preferred shares are recorded as mezzanine debt, and no accretion charges are recorded.

       b) Under Canadian GAAP, the Company recorded investment tax credits from qualifying scientific research and experimental development costs as a reduction of operating expenses. Under US GAAP, the credits are recorded as a reduction of income tax expense. Accordingly, there is no impact to the net income of the Company as a result of this difference.

       c) Under Canadian GAAP, there is no financial statement impact due to the re-pricing of the stock options as described in Note 6(c). Under U.S. GAAP, the stock compensation expense related to this was determined to not be material. Accordingly, there is no impact to the net income of the Company as a result of this difference.

       d) The following table reconciles net income for the periods reported in the accompanying statements of operations with that which would have been reported had the financial statements been presented in accordance with US GAAP.

                                                                                            Cumulative
                                                                                                  from
                                                                                          inception on
                                                                                          February 28,
                                                          2002                2001                2001
                                              -----------------   -----------------   -----------------
                                                                       (restated -         (restated -
                                                                           Note 11)            Note 11)
Net loss for the period under
   Canadian GAAP                                   $(1,967,786)        $(1,505,785)        $(3,473,571)

Adjustments:                                                                                         -
Accretion to redemption value of
preferred shares                                       187,429              73,763             261,192
-------------------------------------------------------------------------------------------------------
Net loss for the period in conformity
with US GAAP                                       $(1,780,357)        $(1,432,022)        $(3,212,379)
========================================================================================================

       e) The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with US GAAP. The amounts would be as follows:

                                               2002                 2001
                                   -----------------    -----------------
                                                             (restated -
                                                                 Note 11)

Total liabilities                        $4,521,665           $3,321,266

Share capital                                    31                   31

Deficit                                  (3,212,379)          (1,432,022)

Financial Statements of

AVENDO WIRELESS INC.

(A Development Stage Company)

June 30, 2003 and 2002

                              AVENDO WIRELESS INC.

                          (A Development Stage Company)

                                Table of Contents

                      June 30, 2003 and December 31, 2002

--------------------------------------------------------------------------------



Page

Balance Sheets                                                            1


Statements of Operations                                                  2


Statements of Cash Flows                                                  3


Notes to the Financial Statements                                      4-14

AVENDO WIRELESS INC.
(A Development Stage Company)
Balance Sheets
June 30, 2003 and December 31, 2002
(unaudited)
--------------------------------------------------------------------------------

                                                                                      June 30,        December 31,
                                                                                          2003                2002
                                                                               ----------------     ---------------

ASSETS

CURRENT
     Cash and short-term investments                                                 $ 215,872           $ 322,346
     Restricted cash                                                                   583,333                   -
     GST receivable                                                                     31,031              40,971
     Prepaid expenses and deposits                                                      20,722              26,092
     Investment tax credits receivable                                                 280,000             885,511
-------------------------------------------------------------------------------------------------------------------
                                                                                     1,130,958           1,274,920

CAPITAL ASSETS (Note 3)                                                                 21,950              34,397
-------------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,152,908         $ 1,309,317
===================================================================================================================

LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                                         $ 87,460           $ 140,252
     Promissory note payable (Note 4)                                                        -             252,413
     Convertible debenture (Note 5)                                                    555,555                   -
-------------------------------------------------------------------------------------------------------------------
                                                                                       643,015             392,665

PREFERRED SHARES (Note 6)                                                            3,700,190           3,606,476
-------------------------------------------------------------------------------------------------------------------
                                                                                     4,343,205           3,999,141
-------------------------------------------------------------------------------------------------------------------

CAPITAL DEFICIENCY

CONVERTIBLE DEBENTURE (Note 5)                                                           9,133                   -

SHARE CAPITAL (Note 7)                                                                 783,747             783,747

CONTRIBUTED SURPLUS                                                                     36,532                   -

DEFICIT ACCUMULATED DURING THE
     DEVELOPMENT STAGE                                                              (4,019,709)         (3,473,571)
-------------------------------------------------------------------------------------------------------------------
                                                                                    (3,190,297)         (2,689,824)
-------------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,152,908         $ 1,309,317
===================================================================================================================

APPROVED BY THE BOARD


....................................................... Director


....................................................... Director

AVENDO WIRELESS INC.
(A Development Stage Company)
Statements of Operations
Six months ended June 30, 2003 and 2002, and the period from February 28, 2001 to June 30, 2003
(unaudited)

--------------------------------------------------------------------------------

                                                                                                        Cumulative
                                                                                                              from
                                                                                                      inception on
                                                                                                      February 28,
                                                                     2003                 2002                2001
                                                         -----------------   ------------------   -----------------

REVENUES                                                      $         -         $          -        $          -
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
     Research and development                                     605,912              933,496           3,687,188
     Sales and marketing                                           78,262              150,477             676,134
     General and administration                                   127,024              229,218             788,734
     Depreciation                                                  12,447               11,406              52,705
     Engineering                                                   30,114              109,781             182,050
     Accretion to redemption value of
        convertible debentures (Note 5)                            17,887                    -              17,887
     Accretion to redemption value of
        preferred shares (Note 6)                                  93,714               93,714             354,906
     Application of research and
         development tax credits                                 (413,594)            (369,000)         (1,695,656)
-------------------------------------------------------------------------------------------------------------------
                                                                  551,766            1,159,092           4,063,948
-------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                                   (551,766)          (1,159,092)         (4,063,948)

OTHER INCOME
     Interest                                                       5,628                5,138              44,239
-------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                        $ (546,138)         $(1,153,954)        $(4,019,709)
===================================================================================================================

AVENDO WIRELESS INC.
(A Development Stage Company)
Statements of Cash Flows
Six months ended June 30, 2003 and 2002, and the period from February 28, 2001 to June 30, 2003
(unaudited)

--------------------------------------------------------------------------------

                                                                                                        Cumulative
                                                                                                              from
                                                                                                      inception on
                                                                                                      February 28,
                                                                      2003                2002                2001
                                                          -----------------    ----------------    ----------------
NET INFLOW (OUTFLOW) OF
     CASH RELATED TO THE
     FOLLOWING ACTIVITIES

OPERATING
     Net loss for the period                                    $ (546,138)       $ (1,153,954)       $ (4,019,709)
     Items not affecting cash
        Depreciation                                                12,447              11,406              52,705
        Accretion to redemption value of convertible
           debentures                                               17,887                   -              17,887
        Accretion to redemption value of preferred
           shares                                                   93,714              93,714             354,906
-------------------------------------------------------------------------------------------------------------------
                                                                  (422,090)         (1,048,834)         (3,594,211)

     Changes in non-cash working capital items
        GST receivable                                               9,940             (13,457)            (31,031)
        Prepaid expenses and deposits                                5,370              13,195             (20,722)
        Investment tax credits receivable                          605,511            (369,000)           (280,000)
        Accounts payable and accrued liabilities                   (52,792)           (178,256)             87,460
-------------------------------------------------------------------------------------------------------------------
                                                                   145,939          (1,596,352)         (3,838,504)
-------------------------------------------------------------------------------------------------------------------

FINANCING
     Promissory note payable                                      (252,413)                  -                   -
     Issuance of convertible debenture                             583,333                   -             583,333
     Restricted cash                                              (583,333)                               (583,333)
     Issuance of common shares                                           -                   -                  31
     Proceeds on issuance of preferred
        shares                                                           -           1,050,000           4,200,000
     Issuance costs for preferred shares                                 -                   -             (71,000)
-------------------------------------------------------------------------------------------------------------------
                                                                  (252,413)          1,050,000           4,129,031
-------------------------------------------------------------------------------------------------------------------

INVESTING
     Purchase of capital assets                                          -              (5,906)            (74,655)
-------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
      SHORT TERM INVESTMENTS                                      (106,474)           (552,258)            215,872

CASH AND SHORT-TERM INVESTMENTS,
     BEGINNING OF PERIOD                                           322,346           1,425,367                   -
-------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
     END OF PERIOD                                               $ 215,872           $ 873,109           $ 215,872
===================================================================================================================

13.    BASIS OF PRESENTATION

       Avendo Wireless Inc. (a development stage company) (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 28, 2001 as Spacetime Wireless Inc. By articles of amendment filed on December 11, 2001, Spacetime Wireless Inc. changed its name to Avendo Wireless Inc. The Company is focused on developing high bandwidth, fixed wireless communications products aimed at complementing fiber-optic networks. To date, the Company has not earned any revenues and is considered to be in the development stage.

       While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, successful completion of the Company's product development initiatives and ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, developing a customer base and successfully executing its business and marketing strategy.

14.    SIGNIFICANT ACCOUNTING POLICIES

       These financial statements were prepared in Canadian dollars using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. Significant accounting policies are outlined below:

       Cash and short-term investments

       The Company's short-term investments have an original maturity of less than three months and, accordingly, are considered to be cash equivalents. Short-term investments are recorded at cost plus accrued interest earned, which approximates current market value.

       Capital assets

       Capital assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

                           Computer hardware               3 years

                           Computer hardware - R&D         3 years
                           Office equipment                3 years
                           Office furniture                3 years

       Stock based compensation plan

       The Company has a stock based compensation plan, which is described in
       Note 7 (c). No compensation expense is recognized for the plan when stock options are granted. Any consideration paid on the exercise of stock options is credited to share capital.

       Income taxes

       The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantively enacted income tax rates for the years in which the differences are expected to reverse.

       Investment tax credits

       Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of the related operating expenses or assets. The benefits are recognized when the Company has complied with the terms and conditions of the applicable tax legislation.

       Research and development costs

       Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period in which they are incurred, unless they meet specified criteria related to technical, financial and market feasibility in which case they would be capitalized.

       Foreign currency translation

       Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange and any gains or losses are taken into income in the current period.

       Use of estimates

       The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

15.    CAPITAL ASSETS

                                               June 30, 2003
                               ------------------------------------------------
                                                Accumulated         Net Book
                                  Cost          Depreciation         Value
                               ------------   -----------------   -------------
Computer hardware                  $46,966           $33,239           $13,727
Office equipment                    16,237            11,037             5,200
Office furniture                    11,452             8,429             3,023
-------------------------------------------------------------------------------
                                   $74,655           $52,705           $21,950
===============================================================================


                                              December 31, 2002
                               ------------------------------------------------
                                                 Accumulated        Net Book
                                   Cost         Depreciation         Value
                               -------------  ------------------  -------------
Computer hardware                   $46,966          $25,412           $21,554
Office equipment                     16,237            8,325             7,912
Office furniture                     11,452            6,521             4,931
-------------------------------------------------------------------------------
                                    $74,655          $40,258           $34,397
===============================================================================


16.    PROMISSORY NOTES PAYABLE

       During 2002, the Company issued three promissory notes to Primaxis Technology Ventures Inc., one of its shareholders, for total consideration of $250,000. The promissory notes are unsecured and bear interest at a rate of 8% per annum, calculated daily and compounded annually. At December 31, 2002, interest of $2,413 was accrued on the promissory notes.

       On January 8, 2003, the Company made a partial payment of $126,000 on the promissory notes. On February 7, 2003, the Company repaid $127,667, representing the remaining balance on the promissory notes and accrued interest to that date.

17.    CONVERTIBLE DEBENTURES

       On February 5, 2003, the Company issued four convertible debentures to each of its preferred shareholders for total consideration of $700,000. On closing, the debenture holders advanced $350,001 and agreed to advance the remaining balance in equal payments on March 14, 2003, April 15, 2003 and May 15, 2003. The debentures provide that additional advances may be made at the option of the debenture holders.

       The debentures are secured under a general security agreement between the parties and bear interest at a rate of 8% per annum, payable in common shares of the Company at a price of $0.35 per share, if the debentures are repaid by the maturity date.

       The maturity date of the debentures is the earlier of: (i) December 31, 2003; (ii) the sale of all or substantially all of the Company's assets; or (iii) the receipt of federal and provincial tax credits for the year ended December 31, 2002.

       The debentures are also convertible, at the option of the holder, into Series A preferred shares or any other series of preferred shares issued by the Company at the following conversion prices: (i) a 20% discount to the price payable for preferred shares in a transaction involving a change of control; (ii) a 20% discount to the price payable for a new issuance of preferred shares; or (iii) at a price of $1.2125 per share for Series A preferred shares if a change of control transaction or new issuance of preferred shares does not occur.

       As at June 30, 2003, the Company had received the federal and provincial tax credits for the year ended December 31, 2002. In addition, all debenture payments had been advanced to the Company except for the final payment of $116,667. Under a Cash Restriction agreement dated May 14, 2003, the Company deposited the amount owing of $583,333 in a segregated bank account and deferred the receipt of the final debenture payment until no later than July 2, 2003.

       The convertible debentures have been segregated into their debt and equity components. The financial liability component of the debt issued in the period of $537,668 (2001 - $Nil), representing the present value of the debt is included in current liabilities and the remaining incremental component of $45,665 (2001 ($Nil), representing the value ascribed to the holder's option to convert the debt into preferred shares is classified as equity.

       On June 27, 2003, when the holders of the convertible debentures waived their rights to receive the interest on the debentures, the equity portion of the debentures related to the convertible interest payments, or $36,532, was re-classified as contributed surplus.

       These components have been measured at their respective fair values at the date the convertible debentures were originally issued. The liability component will be accreted to the redemption value of $583,333 on a straight-line basis over the redemption period. For the six months ended June 30, 2003, $17,887 (2002 - $Nil) was accreted to the liability.

       Upon the sale transaction (see Note 11), the debenture holders advanced the final payment of $116,667 to the Company, and exercised the right under the debenture agreement to advance an additional US $500,000 to the Company.

18.    PREFERRED SHARES

       On February 13, 2001 the Company signed an agreement to issue 2,771,250 Series A preferred shares (the "shares") for $4.2 million in four tranches of $1,050,000 each. The first tranche was received on March 15, 2001 for $1.25 per share. The subsequent tranches were received 90, 180 and 270 days after the closing date for $1.40, $1.60 and $2.00 per share respectively. The fourth tranche was completed in 2002 (2001- three tranches for $3,150,000). These preferred shares pay cumulative dividends at a rate of 5% per annum and are convertible into common shares. The cumulative dividends, which represent a contingent liability to the Company and are not recorded in these financial statements, are paid only if the Company is sold or wound up. As at June 30, 2003, these dividends were valued at $374,979 (December 31, 2002 - $270,842). Pursuant to the sale transaction (Note 11), the holders of the shares waived their rights to the dividends.

       The shares are convertible, at the option of the holder, at any time into common shares, at an initial conversion rate of 1:1. The conversion rate will be subject to adjustment pursuant to anti-dilution provisions. The shares automatically convert into common shares, at the then applicable conversion rate, immediately prior to the closing of an underwritten public offering of common shares at a public offering price per share that is not less than $6 in an offering of not less than $25 million (a "Qualified IPO"). If there has not been a Qualified IPO or sale of the Company prior to five years from the original agreement, the Company will redeem the Series A preferred shares, at the request of the holder, by paying, in cash, the liquidation amount on the shares over a two year period commencing 180 days after written notice has been received by the Company. Each holder of a Series A preferred share will have the right to that number of votes equal to the number of common shares that would be issued upon conversion of the Series A preferred shares.

       The convertible preferred shares have been segregated into their debt and equity components. The incremental financial liability component of the shares issued in the period of $Nil (December 31, 2002 - $852,902), representing the present value of the redemption amount is included in long-term liabilities and the remaining incremental component of $Nil (December 31, 2002- $197,098), representing the value ascribed to the holder's option to convert the preferred shares to common shares is classified as share capital. These components have been measured at their respective fair values at the date the convertible preferred shares were originally issued. The liability component will be accreted to the redemption value of $4.2 million on a straight- line basis over the redemption period. For the six months ended June 30, 2003, $93,714 (December 31, 2002 - $187,429) was accreted to the liability.

19.    SHARE CAPITAL

(d)        Authorized

             Unlimited number of common shares
             Unlimited number of preferred shares issuable in one or more series

(e)          Issued and outstanding

                                                    June 30,     December 31,
                                                        2003             2002
                                               --------------  ---------------
Issued
3,090,000 Common shares                                 $ 31             $ 31
2,771,250 Series A Preferred shares (Note 6)         783,716          783,716
------------------------------------------------------------------------------
                                                   $ 783,747        $ 783,747
==============================================================================


(f)          Employee stock options

             The Company has a fixed stock option plan under which options to purchase common shares of the Company are granted to Directors, Officers and Employees. Options granted generally vest over 3 years and expire 5 years from the date of grant. The Company is authorized to grant options for up to 19% of the issued and outstanding shares of all classes of the Company, fully diluted.

             On June 12, 2002, the Directors approved the re-pricing of granted options to $0.35 per share, representing the estimated fair market value of common shares. The change in option price was effective June 17, 2002. A summary on the status of the Company's stock option plan is presented below:

                                                               Weighted Average
                                             Shares             Exercise Price
                                          --------------     -------------------

Outstanding, January 1, 2002                    427,500                $1.31

Granted                                          70,000                 1.31
Forfeited                                      (177,500)                1.31
--------------------------------------------------------------------------------
                                                320,000                 1.31

Effect of stock option repricing                      -                (0.96)
--------------------------------------------------------------------------------
Outstanding, June 30, 2002                      320,000                 0.35

Granted                                         763,000                 0.35
Forfeited                                       (35,000)                0.35
--------------------------------------------------------------------------------
Outstanding, December 31, 2002                1,048,000                 0.35

Granted                                               -                    -
Forfeited                                      (185,000)                0.35
--------------------------------------------------------------------------------
Outstanding, June 30, 2003                      863,000                $0.35
--------------------------------------------------------------------------------

Options exercisable, June 30, 2003              241,250                $0.35
================================================================================


             Pursuant to the sale of the Company (Note 11), the stock option plan was terminated subsequent to June 30, 2003.

       (d)   Stock compensation

             As permitted under section 3870 of the CICA Handbook, the Company did not adopt the provisions in respect of the fair value method of accounting for all employee stock-based compensation. As a result, a disclosure of pro-forma amounts to reflect the impact of all options granted subsequent to December 31, 2001 (including adjustments for any re-pricing of stock options effective subsequent to December 31, 2001) as if the Company had adopted the fair value method of accounting for all its employee stock based compensation plans is required. Accordingly, the Company's net loss per common share would have been increased to the pro-forma amounts as indicated below for the six months ended June 30, 2003 and 2002:

                                                                                            Cumulative
                                                                                                  from
                                                                                          inception on
                                                                                          February 28,
                                                          2003                2002                2001
                                              -----------------   -----------------   -----------------
Net loss, as reported                               $ (546,138)       $ (1,153,954)       $ (4,019,709)

Impact of options granted subsequent
   to December 31, 2001                                 (2,706)             (4,101)            (19,739)
-------------------------------------------------------------------------------------------------------
Net loss, pro-forma                                 $ (548,844)       $ (1,158,055)       $ (4,039,448)
=======================================================================================================

             The fair value of stock options used to compute the pro-forma net loss and loss per common share disclosure is estimated at grant using the Black-Scholes option-pricing model with the following weighted averages assumptions.

             Expected dividend                        -  %
             Expected volatility                      -  %
             Risk-free interest rate                  3.5%
             Expected option life in years            5

             The weighted average fair value of stock options, calculated using the Black-Scholes option pricing model, granted during the six months ended June 30, 2003 was $0.056 per option (2002 - $0.056).

             The Black-Scholes option-pricing model was developed for use in estimating the fair value of options that have no vesting restrictions. In addition, option-pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimates and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

20.    COMMITMENTS

       Lease payments

       The Company is committed to minimum annual lease payments under various operating lease agreements for its premises and equipment as follows:

                          2003                  $17,759
                          =============================

21.    INCOME TAXES

       The Company has incurred research and development expenditures in excess of amounts claimed for income tax purposes of approximately $2,003,000 and $3,093,000 (2002- $1,370,000 and $1,766,000) for federal and provincial income tax purposes respectively. These expenditures are available without expiry to reduce future years' taxable income. The benefit available with respect to these expenditures has not been recognized in the financial statements.

       The Company also has approximately $1,697,000 and $2,787,000 (2002 - $1,118,000 and $1,316,000) of federal and provincial non-capital tax losses, respectively, available for carry forward for deduction against future income and which expire in 2008 and 2009. The benefit available with respect to these losses has not been recognized in the financial statements.

       The Company's income tax expense varies from tax computated using statutory rates due to the following:

                                                                                                   Cumulative
                                                                                                        from
                                                                                                inception on
                                                                                                February 28,
                                                               2003                2002                 2001
                                                   -----------------   -----------------    -----------------
Loss before income taxes                                  $ 546,138         $ 1,153,954          $ 4,019,709
Combined basic federal and
provincial rates                                             39.12%              39.12%               39.26%
-------------------------------------------------------------------------------------------------------------
Income tax benefit based on
statutory rate                                              213,649             451,427            1,578,068

Permanent differences                                          (196)               (196)                (588)

Unrecorded future income taxes                             (213,453)           (451,231)          (1,577,480)
-------------------------------------------------------------------------------------------------------------
Income tax expense                                        $       -         $         -          $         -
=============================================================================================================

       Deferred tax assets and (liabilities) at June 30, 2003 and December 31, 2002 are as follows:

                                                                               June 30,         December 31,
                                                                                   2003                 2002
                                                                        ----------------     ----------------
Future tax assets - long-term
Undeducted research and development expenditures                             $  603,342           $  657,455
Non-capital losses carryforward                                                 598,252              477,526
Unutilized investment tax credit carryforward                                    56,062               50,988
Other                                                                            12,091               12,831
-------------------------------------------------------------------------------------------------------------
                                                                              1,269,747            1,198,800
-------------------------------------------------------------------------------------------------------------

Future tax liabilities
Investment tax credit                                                           (59,787)            (159,964)
Other                                                                                 -               (1,378)
-------------------------------------------------------------------------------------------------------------
                                                                                (59,787)            (161,342)
-------------------------------------------------------------------------------------------------------------

Valuation allowance                                                          (1,209,960)          (1,037,458)
-------------------------------------------------------------------------------------------------------------
Net future tax asset                                                         $        -           $        -
=============================================================================================================

22.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

       The carrying amount of financial instruments including cash and short-term investments, GST and investment tax credits receivable and accounts payable approximates fair value because of the limited term of these instruments. The carrying value of the convertible debentures and of the preferred shares approximates fair value (see Notes 5 and 6).

       The Company is exposed to the following risks related to financial assets and liabilities:

       Foreign exchange risk

       Certain of the Company's purchases are made in U.S. Dollars and therefore, the Company is exposed to market risks related to foreign currency exchange rate fluctuations. The Company does not use derivative financial instruments to manage exposure to exchange rate fluctuations.

23.    SUBSEQUENT EVENT

       On July 2, 2003, the Company was acquired by Waverider Communications Inc., a U.S. public company.

24.    UNITED STATES ACCOUNTING PRINCIPLES

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the Company with those in the United States ("US GAAP") during the periods presented except with respect to the following:

       a) Under Canadian GAAP, the Company segregated the preferred shares into their respective debt and equity components, and recorded accretion charges on the debt portion against net income as described in Note 6. Under US GAAP, the preferred shares are recorded as mezzanine debt, and no accretion charges are recorded.

        b) Under Canadian GAAP, the Company recorded investment tax credits from qualifying scientific research and experimental development costs as a reduction of operating expenses. Under US GAAP, the credits are recorded as a reduction of income tax expense. Accordingly, there is no impact to the net income of the Company as a result of this difference.

        c) Under Canadian GAAP, the Company segregated the convertible debentures into their respective debt and equity components, and recorded accretion charges on the debt portion against net income as described in Note 5. Upon the waiving of the interest payable, a portion of the equity amount was re-classified as contributed surplus. Under U.S. GAAP, the Company recognized a beneficial conversion feature on the convertible debt as additional paid in capital and recorded accretion charges on the debt portion against net income. The equity portion under Canadian GAAP, and the beneficial conversion feature under U.S. GAAP, are not the same amounts. Accordingly, the accretion charges under Canadian and U.S. GAAP are different.

       d) Under Canadian GAAP, there is no financial statement impact due to the re-pricing of the stock options as described in Note 7(c). Under U.S. GAAP, the stock compensation expense related to this was determined to not be material. Accordingly, there is no impact to the net income of the Company as a result of this difference.

       e) The following table reconciles net income for the periods reported in the accompanying statements of operations with that which would have been reported had the financial statements been presented in accordance with US GAAP.

                                                                                            Cumulative
                                                                                                  from
                                                                                          inception on
                                                                                          February 28,
                                                          2003                2002                2001
                                              -----------------   -----------------   -----------------
Net loss for the period under
    Canadian GAAP                                   $ (546,138)        $(1,153,954)        $(4,019,709)

Adjustments
Accretion to redemption value of
preferred shares                                        93,714              93,714             354,906

Accretion to redemption value of
    convertible debentures
    (Canadian GAAP)                                     17,887                   -              17,887

Accretion to redemption value of
    convertible debentures
    (U.S. GAAP)                                        (63,603)                  -             (63,603)
-------------------------------------------------------------------------------------------------------
Net loss for the period in conformity
with US GAAP                                        $ (498,140)        $(1,060,240)        $(3,710,519)
=======================================================================================================


       f) The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with US GAAP. The amounts would be as follows:

                                              June 30,          December 31,
                                                  2003                  2002
                                     ------------------     -----------------

Total liabilities                          $ 4,746,749           $ 4,521,665

Share capital                              $        31           $        31

Additional paid in capital                 $   116,647           $         -

Deficit                                    $(3,710,519)          $(3,212,379)



       Furthermore, there would be no balances for contributed surplus or the residual equity component of the convertible debentures under US GAAP.

                          WaveRider Communications Inc.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               AS AT JUNE 30, 2003

                          (UNAUDITED - in U.S. dollars)

                                              WaveRider                                                        Pro Forma
                                           Communications      Avendo     Transactions       Pro Forma       Consolidated
                                            Consolidated      Wireless     on Closing       Adjustments      June 30, 2003
                                                                            [Note 1]         [Note 2]
ASSETS

Current
    Cash and cash equivalents               $      880,255  $     159,669   $  1,017,751     $           -  $   2,057,675
    Restricted cash                                      -        431,459       (431,459)                -              -
    Accounts receivable, net                     1,487,740              -              -                 -      1,487,740
    Inventories                                  1,081,646              -              -                 -      1,081,646
    Other current assets                           107,805        245,379              -                 -        353,184
                                            -----------------------------------------------------------------------------

                                                 3,557,446        836,507        586,292                 -      4,980,245
Fixed assets, net                                  603,522         16,235              -                 -        619,757
Goodwill                                                 -              -              -         2,748,581      2,748,581
                                            -----------------------------------------------------------------------------

                                            $    4,160,968  $     852,742   $    586,292     $   2,748,581  $   8,348,583
                                            =============================================================================
LIABILITIES

Current

   Accounts payable and accrued liabilities $    2,497,318  $      64,689   $          -     $     100,000  $   2,662,007
   Deferred revenue                                380,151              -              -                 -        380,151
   Convertible debentures                                -        392,226        586,292          (978,518)             -
   Current portion of obligation
     under capital lease                            16,077              -              -                 -         16,077
                                           -----------------------------------------------------------------------------

                                                 2,893,546        456,915        586,292          (878,518)     3,058,235


Redeemable preferred stock                               -      3,053,994              -        (3,053,994)             -
Obligation under capital lease, less current
    portion                                         12,490              -              -                 -         12,490
                                            -----------------------------------------------------------------------------


                                                 2,906,036      3,510,909        586,292        (3,932,512)     2,970,725
                                            -----------------------------------------------------------------------------


SHAREHOLDERS' EQUITY


Preferred stock                                         58              -              -                 -             58
Common stock                                       129,958             23              -             8,727        138,708
Additional paid in capital                      72,407,943         86,277              -         3,317,472     75,811,692
Other equity                                    12,600,831              -              -           610,427     13,211,258
Deferred compensation                              (62,076)             -              -                 -        (62,076)
Accumulated other comprehensive loss              (243,525)             -              -                 -       (243,525)
Accumulated deficit                            (83,578,257)    (2,744,467)             -         2,744,467    (83,578,257)
                                            ------------------------------------------------------------------------------


                                                 1,254,932     (2,658,167)             -         6,681,093      5,277,858
                                            -----------------------------------------------------------------------------

                                            $    4,160,968  $     852,742   $    586,292     $   2,748,581  $   8,348,583
                                            =============================================================================

                          WaveRider Communications Inc.

               PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS

                         SIX MONTHS ENDED JUNE 30, 2003

                          (Unaudited - in U.S. dollars)

                                                              WaveRider                                             Pro Forma
                                                           Communications        Avendo        Pro Forma          Consolidated
                                                            Consolidated        Wireless      Adjustments         June 30, 2003
                                                                                               [Note 3]

REVENUE

Product revenue                                         $     5,559,612   $            -    $           -     $     5,559,612
Service revenue                                                 754,903                -                -             754,903
                                                        ---------------------------------------------------------------------

                                                              6,314,515                -                -           6,314,515
                                                        ---------------------------------------------------------------------

COST OF PRODUCT AND SERVICE SALES

Product revenue                                               3,556,441                -                -           3,556,440
Service revenue                                                 218,304                -                -             218,305
                                                        ---------------------------------------------------------------------

                                                              3,774,745                -                -           3,774,745
                                                        ---------------------------------------------------------------------

GROSS MARGIN                                                  2,539,770                -                -           2,539,770
                                                        ---------------------------------------------------------------------

EXPENSES

Selling, general and administration                           2,239,075          141,177                -           2,380,252
  Employee stock-based compensation                              97,184                -                -              97,184
Research and development                                        432,595          152,969                -             585,564
Depreciation and amortization                                   265,400            8,560                -             273,960
Foreign exchange gain                                          (151,197)               -                -            (151,197)
Interest expense                                                 37,653           43,740                -              81,393
Interest income                                                  (3,675)          (3,870)               -              (7,545)
                                                        ---------------------------------------------------------------------

                                                              2,917,035          342,576                -           3,259,611
                                                        ---------------------------------------------------------------------

NET LOSS BEFORE INCOME TAXES                                   (377,265)        (627,009)               -          (1,004,274)

Scientific and research tax credits                                   -         (284,433)               -            (284,433)
                                                        ----------------------------------------------------------------------

NET LOSS                                                $      (377,265)  $     (342,576)   $           -     $      (719,841)
                                                        =====================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                  $        (0.003)               -                -     $        (0.006)
                                                        ======================================================================

Weighted Average Number of Common Shares                    120,991,298                -        8,749,999         129,741,297
                                                        =====================================================================

               PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS

                          YEAR ENDED DECEMBER 31, 2002

                          (Unaudited - in U.S. dollars)

                                                              WaveRider                                             Pro Forma
                                                           Communications        Avendo        Pro Forma          Consolidated
                                                            Consolidated        Wireless      Adjustments         Dec. 31, 2002
                                                                                               [Note 3]
REVENUE

Product revenue                                         $     7,382,123   $            -    $           -     $     7,382,123
Service revenue                                               1,626,792                -                -           1,626,792
                                                        ---------------------------------------------------------------------

                                                              9,008,915                -                -           9,008,915
                                                        ---------------------------------------------------------------------

COST OF PRODUCT AND SERVICE SALES

Product revenue                                               6,383,955                -                -           6,383,955
Service revenue                                                 394,839                -                -             394,839
                                                        ---------------------------------------------------------------------

                                                              6,778,794                -                -           6,778,794
                                                        ---------------------------------------------------------------------

GROSS MARGIN                                                  2,230,121                -                -           2,230,121
                                                        ---------------------------------------------------------------------

EXPENSES

Selling, general and administration                           6,212,458          431,292                -           6,643,750
  Employee stock-based compensation                             172,500                -                -             172,500
Research and development                                      1,494,880          702,300                -           2,197,180
Depreciation and amortization                                   763,845           15,628                -             779,473
Bad debt expense                                                 99,413                -                -              99,413
Write off of goodwill                                         4,069,696                -                -           4,069,696
Restructuring charges                                           362,588                -                -             362,588
Interest expense                                                331,041                -                -             331,041
Interest income                                                 (26,598)         (15,451)               -             (42,049)
                                                        ---------------------------------------------------------------------

                                                             13,479,823        1,133,769                -          14,613,592
                                                        ---------------------------------------------------------------------

NET LOSS BEFORE INCOME TAXES                                (11,249,702)      (1,728,599)               -         (12,978,301)

Scientific and research tax credits                                   -         (594,830)               -            (594,830)
                                                        ----------------------------------------------------------------------

NET LOSS                                                $   (11,249,702)  $   (1,133,769)   $           -     $   (12,383,471)
                                                        =====================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                  $        (0.107)               -                -     $        (0.109)
                                                        ======================================================================

Weighted Average Number of Common Shares                    105,261,533                -        8,749,999         114,011,532
                                                        =====================================================================

Note 1 - Concurrent with the closing of the acquisition by WaveRider Communications Inc. of Avendo Wireless Inc. and as a condition precedent to the transaction, Avendo issued additional convertible debentures for cash proceeds in the amount of $586,292. The pro forma balance sheet has been prepared to reflect this transaction as if it occurred on June 30, 2003.

Note 2 - The pro forma balance sheet has been prepared to reflect the acquisition by WaveRider Communications Inc. of Avendo Wireless Inc. for aggregate consideration of $4,022,926, which includes transaction costs of $100,000, as if the acquisition occurred on June 30, 2003. Pro forma adjustments are made to reflect:

a) the recording of the fair value of the securities issued as consideration, b) the elimination of the common and preferred shareholders' equity in Avendo Wireless Inc., c) the elimination of the convertible debentures of Avendo that were acquired by WaveRider, d) the net assets of Avendo Wireless Inc. at estimated fair value at the acquisition date, e) the excess of acquisition cost over the fair value of net assets acquired which has been recorded as Goodwill, and f) the expenses incurred in the acquisition.

Allocation of purchase price is as follows:

Cash and Cash Equivalents                                $1,177,420
Other Current Assets                                        245,379
Fixed Assets                                                 16,235
Goodwill                                                  2,748,581
Current Liabilities                                       (164,689)
                                                         ----------
             Total Consideration                         $4,022,926
                                                         ==========

Note 3 - The pro forma statements of loss have been prepared to reflect the acquisition by WaveRider Communications Inc. of Avendo Wireless Inc. as if the acquisition occurred on January 1, 2002. Pro forma adjustments are made to reflect the issuance of WaveRider Communications Inc.'s common shares as if they were issue on January 1, 2002.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:  Other Expenses of Issuance and Distribution

       The following table sets forth the estimated expenses in connection with the sale of the shares being registered hereby:

                   SEC registration fee                   $   380
                   Printing and engraving                     N/A
                   Accountants' fees and expenses *       $20,000
                   Legal fees *                           $15,000
                   Miscellaneous *                        $   620
                                                          -------
                            Total *                       $36,000
                   ------------------
                   *Indicates estimate

Item 15:  Indemnification of Directors and Officers

       Article VI of our by-laws provides that, "Every Director, officer, employee and agent of the Company, and every person serving at the Company's request as a director, officer (or in a position functionally equivalent to that of officer or director), employee or agent of another corporation, partnership, joint venture, trust or other entity, shall be indemnified to the extent and in the manner provided by the Company's Charter, as it may be amended, and in the absence of any such provision therein, in accordance with Nevada law."

       Section 78.7502 of Nevada General Corporation Law ("Nevada Corporation Law") and Article Ninth of our articles of incorporation provide that:

       1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

       2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

       Article Ninth of our articles of incorporation provide that any indemnification pursuant to subsections 1 and 2 above (unless ordered by a court) will be paid by us unless a determination is made:

       o by a disinterested majority of our board of director who were not parties to such action, suit or proceeding; or

       o if such disinterested majority of our board of directors so directs or cannot be obtained, by independent legal counsel in a written opinion; or

       o by our stockholders, that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in subsections 1 and 2 above.

       Section 78.751 of Nevada Corporation Law provides, that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced pursuant to subsection 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

       o      By the stockholders;

       o By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

       o If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

       o If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

       However, pursuant to article ninth of our articles of incorporation, we are not obligated to provide indemnification:

       o To indemnify or advance expenses to any person with respect to proceedings brought to establish or enforce a right to indemnification under our articles of incorporation or any other statue or law or otherwise as required under Nevada Corporation Law, but such indemnification or advancement of expenses may be provided by us in specific cases if our board of directors find it appropriate;

       o To indemnify any person for any expenses incurred by him or her with respect to any proceeding instituted by him or her to enforce or interpret our articles of incorporation, if a court of competent jurisdiction determines that each of the material assertions made by him or her in such proceeding was not made in good faith or was frivolous;

       o To indemnify any person for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to him or her by an insurance carrier under a policy of our officers' and directors' liability insurance; or

       o To indemnify any person for expenses or the payment of profits arising from the purchase and sale by him or her of securities in violation of Section 16(b) of the Securities Exchange act of 1934, as amended, or any similar or successor statute.

       Furthermore, article ninth of our articles of incorporation prohibit us from indemnifying any person who is adjudged liable for:

       o Brach of duty to us or our stockholders that resulted in personal enrichment to which he was not legally entitled;

       o      Intentional fraud or dishonesty or illegal conduct; or

       o For any other cause prohibited by applicable state or federal law, unless a court determines otherwise.

       Nevada Corporation Law and article ninth of articles of incorporation provide that the indemnification and advancement of expenses authorized or ordered by a court pursuant to this section:

       o Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any by-law, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses made pursuant to subsection 2 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

       o Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

       In accordance with the provisions of Section 78.752 of Nevada Corporation Law and Article Ninth of our articles of incorporation, we purchased and maintain insurance coverage on certain liabilities of its directors and officers.

Item 16:  Exhibits

Number     Description
------    ---------------
 2.1* Exchange Agreement dated June 27, 2003, by and among WaveRider Communications Inc. and Avendo Wireless Inc. and each of the stockholders of Avendo
 3.1**    Form of Convertible Debenture dated July 14, 2003
 3.2*     Form of Series Q Common Stock Purchase Warrant dated July 2, 2003
 3.3**    Form of Series R Common Stock Purchase Warrant dated July 14, 2003
 5.1      Legal Opinion of Foley Hoag LLP
10.1**    Securities Purchase Agreement dated July 14, 2003, between
          WaveRider Communications Inc., Crescent International Ltd. and Palisades Master Fund L.P.
10.2**    Registration Rights Agreement dated July 14, 2003, between
          WaveRider Communications Inc., Crescent International Ltd. and Palisades Master Fund L.P.
13.1***   Annual Report on Form 10-K for the fiscal year ended December 31, 2002
13.2****  Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003

13.3***** Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2003
23.1      Consent of Wolf & Company, P.C.
23.2      Consent of PricewaterhouseCoopers LLP
23.3      Consent of Deloitte & Touche LLP
23.4      Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1      Power of Attorney (included in the signature page)
----------------------
* Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2003.

** Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2003.

*** Filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference. **** Filed with the Securities and Exchange Commission on July 31, 2003 and incorporated herein by reference. ***** Filed with the Securities and Exchange Commission on August 5, 2003 and incorporated herein by reference.

Item 17:  Undertakings

       The undersigned Registrant hereby undertakes:

       (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) Include any additional or changed material information on the Plan of distribution.

       (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

       (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on August 6, 2003.

                          WAVERIDER COMMUNICATIONS INC.

                            By:  /s/ D. Bruce Sinclair
                                 ---------------------------------------
                                 D. Bruce Sinclair
                                 Chief Executive Officer





                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints D. Bruce Sinclair and T. Scott Worthington, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, which they, or either of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes or any of them, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                                          Title                               Date
              ---------                                          -----                               ----

/s/ D. Bruce Sinclair                      Chief Executive Officer and Director                 August 6, 2003
------------------------
D. Bruce Sinclair

/s/ T. Scott Worthington                   Vice President and Chief Financial Officer           August 6, 2003
------------------------
T. Scott Worthington and Secretary

/s/ Gerry Chastelet                        Director
------------------------
Gerry Chastelet                                                                                 August 6, 2003

/s/ John Curry                             Director                                             August 6, 2003
------------------------
John Curry

/s/ Michael J. Milligan                    Director                                             August 6, 2003
------------------------
Michael J. Milligan

/s/ Cameron Mingay                         Director                                             August 6, 2003
------------------------
Cameron Mingay

/s/ Dennis R. Wing                         Director                                             August 6, 2003
------------------------
Dennis R. Wing

                                  EXHIBIT INDEX

Number    Description
-------   -----------
 2.1* Exchange Agreement dated June 27, 2003, by and among WaveRider Communications Inc. and Avendo Wireless Inc. and each of the stockholders of Avendo
 3.1**    Form of Convertible Debenture dated July 14, 2003
 3.2*     Form of Series Q Common Stock Purchase Warrant dated July 2, 2003
 3.3**    Form of Series R Common Stock Purchase Warrant dated July 14, 2003
 5.1      Legal Opinion of Foley Hoag LLP
10.1** Securities Purchase Agreement dated July 14, 2003, between WaveRider Communications Inc., Crescent International Ltd. and Palisades Master Fund L.P.
10.2** Registration Rights Agreement dated July 14, 2003, between WaveRider Communications Inc., Crescent International Ltd. and Palisades Master Fund L.P.
13.1***   Annual Report on Form 10-K for the fiscal year ended December 31, 2002
13.2**** Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 13.3***** Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2003
23.1      Consent of Wolf & Company, P.C.
23.2      Consent of PricewaterhouseCoopers LLP
23.3      Consent of Deloitte & Touche LLP
23.4      Consent of Foley Hoag LLP (included in Exhibit 5.1)
24.1      Power of Attorney (included in the signature page)
----------------------
* Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2003.

** Incorporated herein by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2003.

*** Filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.

**** Filed with the Securities and Exchange Commission on July 31, 2003 and incorporated herein by reference.

***** Filed with the Securities and Exchange Commission on August 5, 2003 and incorporated herein by reference.